Tel:  717-233-8800

Fax:  717-233-8801

www.bdo.com

945 E. Park Drive, Suite 103

Harrisburg, PA 17111

May 28, 2019

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 24, 2019, to be filed by our former client, Franklin Financial Services Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.